311669

8/31

04045380

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

# Asian Development Bank



# Management's Discussion & Analysis and Condensed Quarterly Financial Statements 30 June 2004 (Unaudited)

# CONTENTS
*30 June 2004*

# Management's Discussion and Analysis

## 1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

## 2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from its operations.

### 2.1. Basis of financial reporting

**Statutory reporting**: ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs.

Since applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategy, ADB elected to adopt non-hedge accounting. As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported in the balance sheet with changes in the fair value recognized in current net income.

**Supplemental Reporting**: ADB manages its funding requirements by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowing and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial instruments. Two supplemental financial statements are therefore included: current value and pre-FAS 133. Applications of consistent approach on these statements allow for better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

**Table 1: Selected Financial Data**
*In million of U.S. dollars except ratio*

| | Statutory Reported Basis | | |
|---|---|---|---|
| | 30 June 2004 | 30 June 2003 | 31 December 2003 |
| Net Income | 53 | 459 | 438 |
| Average Earning Assets | 36,897 | 39,096 | 37,540 |
| Annual Return on Average Earning Assets | 0.28% | 2.35% | 1.17% |
| Return on Loans | 4.18% | 4.76% | 4.56% |
| Return on Investments | 2.58% | 3.30% | 3.74% |
| Cost of Borrowings | 4.51% | 3.44% | 4.65% |
| Equity-to-Loan Ratio | 50.35% | - | 47.67% |
| | **Pre-FAS 133 Basis** | | |
| | 30 June 2004 | 30 June 2003 | 31 December 2003 |
| Net Income | 208 | 356 | 617 |
| Average Earning Assets | 36,827 | 39,104 | 37,524 |
| Annual Return on Average Earning Assets | 1.13% | 1.82% | 1.64% |
| Return on Loans | 4.18% | 4.76% | 4.56% |
| Return on Investments | 2.22% | 3.30% | 3.13% |
| Cost of Borrowings | 3.63% | 3.79% | 3.70% |
| Equity-to-Loan Ratio | 50.04% | - | 46.81% |
| | **Current Value Basis** | | |
| | 30 June 2004 | 30 June 2003 | 31 December 2003 |
| Net Income | (42) | 868 | 1,363 |
| Average Earning Assets | 38,925 | 42,074 | 40,244 |
| Annual Return on Average Earning Assets | 0.43% | 2.91% | 3.39% |
| Return on Loans | 1.67% | 6.58% | 4.97% |
| Return on Investments | 0.66% | 4.58% | 5.88% |
| Cost of Borrowings | 1.71% | 4.43% | 2.55% |
| Equity-to-Loan Ratio | 49.86% | - | 46.20% |

- Data not available (refer to "Financial Indicators").

## 2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 30 June 2004. Current value reflects the exit price for financial instruments and is the estimated fair value. For financial instruments with no market quotations, current value is estimated using the expected cash flow streams discounted with the appropriate interest and exchange rates. The reversal of FAS 133 effect removes its impact, as these effects are part of the current value adjustments. Table 4 provides a further break down of the current value adjustments.

**Table 2: Condensed Current Value Balance Sheets at 30 June 2004 and 31 December 2003**
*In thousands of U.S. dollars*

| | 30 June 2004 | | | | | 31 December 2003 |
|---|---|---|---|---|---|---|
| | Reported Basis | Reversal of FAS 133 Effects[1] | Pre-FAS 133 Basis | Current Value Adjustments | Current Value Basis | Current Value Basis |
| Due from banks | $ 113,682 | $ - | $ 113,682 | $ - | $ 113,682 | $ 1,397,948 |
| Investments and accrued income | 13,057,537 | - | 13,057,537 | - | 13,057,537 | 11,517,178 |
| Securities transferred under securities lending arrangement | 1,494,916 | - | 1,494,916 | - | 1,494,916 | 2,317,819 |
| Loans outstanding and accrued interest | 23,214,013 | (928) | 23,213,085 | 1,434,280 | 24,647,365 | 27,705,291 |
| Less: Allowance for loan losses and unamortized front end fee | (110,944) | - | (110,944) | - | (110,944) | (107,776) |
| Equity investment | 245,097 | - | 245,097 | - | 245,097 | 228,956 |
| Receivable from members | 203,762 | - | 203,762 | (73,950) | 129,812 | 155,962 |
| Receivable from swaps | | | | | | |
| Investments | 1,411,678 | (15,381) | 1,396,297 | 15,381 | 1,411,678 | 1,087,833 |
| Borrowings | 9,420,050 | 273,666 | 9,693,716 | (273,666) | 9,420,050 | 9,776,335 |
| Other assets | 465,057 | - | 465,057 | - | 465,057 | 479,350 |
| TOTAL | $49,514,848 | $257,357 | $49,772,205 | $1,102,045 | $50,874,250 | $54,558,896 |
| Borrowings and accrued interest | $24,187,502 | $ 303,956 | $24,491,458 | $352,653 | $24,844,111 | $27,808,899 |
| Payable for swaps | | | | | | |
| Investments | 1,475,524 | 87,812 | 1,563,336 | (87,812) | 1,475,524 | 1,226,701 |
| Borrowings | 9,236,833 | (61,770) | 9,175,063 | 61,770 | 9,236,833 | 8,988,579 |
| Payable under securities lending arrangement | 1,566,435 | - | 1,566,435 | - | 1,566,435 | 2,520,991 |
| Accounts payable and other liabilities | 562,492 | - | 562,492 | - | 562,492 | 544,716 |
| Total Liabilities | 37,028,786 | 329,998 | 37,358,784 | 326,611 | 37,685,395 | 41,089,886 |
| Paid-in capital | 3,526,210 | - | 3,526,210 | - | 3,526,210 | 3,570,562 |
| Net notional maintenance of value Receivable/Payable | (623,576) | - | (623,576) | - | (623,576) | (620,805) |
| Ordinary reserve | 8,901,392 | - | 8,901,392 | 709,685 | 9,611,077 | 8,855,539 |
| Special reserve | 187,560 | - | 187,560 | - | 187,560 | 186,066 |
| Loan loss reserve | 218,800 | - | 218,800 | - | 218,800 | |
| Surplus | 312,117 | | 312,117 | | 312,117 | 116,645 |
| Cumulative revaluation adjustment account | 193,871 | (193,871) | - | - | - | - |
| Net income (loss[2]) – 30 June 2004 | 51,050 | 155,114 | 206,164 | (249,497) | (43,333) | - |
| Net income[2] – 31 December 2003 | - | - | - | - | - | 1,361,003 |
| Accumulated other comprehensive income | (281,362) | (33,884) | (315,246) | 315,246 | - | - |
| Total Equity | 12,486,062 | (72,641) | 12,413,421 | 775,434 | 13,188,855 | 13,469,010 |
| TOTAL | $49,514,848 | $257,357 | $49,772,205 | $1,102,045 | $50,874,250 | $54,558,896 |

[1] Translated using exchange rates at transaction date.
[2] Net income after appropriation of guarantee fees to Special Reserve.

**Table 3: Condensed Current Value Income Statements**
*In thousands of U.S. dollars*

| | 30 June 2004 | | | 30 June 2003 |
|---|---|---|---|---|
| | Year to Date Reported Basis | Adjustments to Current Value | Year to Date Current Value Basis | Year to Date Current Value Basis |
| INCOME | | | | |
| From loans | $554,639 | $ - | $ 554,639 | $736,443 |
| From investments | 147,845 | - | 147,845 | 167,014 |
| From other sources-net | 19,944 | - | 19,944 | 29,702 |
| Total Income | 722,428 | - | 722,428 | 933,159 |
| EXPENSES | | | | |
| Interest and other financial expenses | 456,019 | - | 456,019 | 514,357 |
| Administrative expenses | 59,401 | - | 59,401 | 59,346 |
| Technical assistance to member countries | (1,589) | | (1,589) | (143) |
| Provision for possible losses | 939 | (939) | - | - |
| Total Expenses | 514,770 | (939) | 513,831 | 573,560 |
| OPERATING INCOME – Before FAS 133 Adjustment | 207,658 | 939 | 208,597 | 359,599 |
| FAS 133 adjustment | (155,114) | 155,114 | - | - |
| Current value adjustments | - | (249,497) | (249,497) | 512,445 |
| Provision for possible losses charged | - | (939) | (939) | (3,903) |
| Net Income (Loss) | 52,544 | (94,383) | (41,839) | 868,141 |
| Appropriation of guarantee fees to Special Reserve | 1,494 | - | 1,494 | 1,029 |
| NET INCOME (LOSS) AFTER APPROPRIATION | $ 51,050 | $(94,383) | $(43,333) | $867,112 |

**Table 4: Summary of Current Value Adjustments**
*In thousands of U.S. Dollars*

| | Balance Sheet Effects as of 30 June 2004 | | | | | Income Statement Effects Year to Date | |
|---|---|---|---|---|---|---|---|
| | Loans | Investments | Borrowings After Swaps | Other Assets | Less Prior Year Effects | 30 June 2004 | 30 June 2003 |
| Total Current Value Adjustments on Balance Sheet | $1,434,280 | $103,193 | $(688,089) | $(73,950) | $(843,703) | $(68,269) | $492,629 |
| Unrealized Losses on Investments | | | | | | (124,943)[1] | (8,036) |
| Accumulated Translation Adjustments | | | | | | (56,285)[2] | 27,852 |
| Total Current Value Adjustments | | | | | | $(249,497) | $512,445 |

[1]Unrealized losses on the investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals have been moved from Accumulated Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

**Loan portfolio:** Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of expected cash flows, including interest. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loans for private sector operations is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between the present value of payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $1.4 billion (6.2% of loan balance) – from the statutory reported basis of $23.2 billion to the current value basis of $24.6 billion – indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate on similar loans.

**Investments and related swaps:** Under both the reported and current value basis, investment securities and related derivatives are reported at fair values based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $103.2 million resulted from unrealized gain on asset swaps due to increasing interest rates in certain markets.

**Equity investments:** Equity investments with readily determinable fair values are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

**Receivable from members:** These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

**Borrowings after swaps:** The current value of these liabilities includes the fair value of the borrowings and the associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $0.7 billion increase in the valuation of these liabilities – equivalent to 2.7% of the value of the borrowings portfolio after swaps from the statutory reported basis of $24 billion to the current value basis of $24.7 billion – is due to the fact that the average cost of the borrowing is higher than the market rate at which ADB can currently obtain new funding.

**Current value adjustments:** The $249.5 million unfavorable current value adjustment for the six months ended 30 June 2004 (favorable of $512.4 million – 2003) as shown in Table 4 represents the change in the current value of all ADB's financial instruments from 31 December 2003 to 30 June 2004. The adjustment reflects changes in both interest rates and currency exchange rates. The unfavorable adjustment resulted mainly due to increasing interest rate environment.

**Current value income:** For the first half of 2004, net loss was $41.8 million under the current value basis compared with $207.7 million pre-FAS 133 income (*see Table 3*). The decrease from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of loss of $68.3 million from the valuation of all outstanding financial instruments; $124.9 million unrealized losses on investments and $56.3 million of accumulated translation adjustments for the first half ended 30 June 2004 (*see Table 4*).

## 2.3. Financial indicators and capital adequacy

On 19 February 2004, the Board of Directors approved a new income planning framework for ADB. Under the new framework, ADB's capital adequacy in terms of its risk-bearing capacity is indicated in terms of the equity-to-loan ratio (ELR) and through the provision of Loan Loss Reserve (LLR). Consequently, the use of financial indicators, the reserve-to-loan ratio and the interest coverage ratio is discontinued.

**Equity-to-loan ratio:** For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in its public sector loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. At 30 June 2004, ELR was 50.04% under the pre-FAS 133 basis (46.81% - 31 December 2003).

Based on current situation and environment, the target ELR is set at 35%. The target ELR is expected to be achieved over a period of time through growth in portfolios and management of reserves.

**Loan Loss Reserve:** Also to address capital adequacy, ADB provides LLR for public sector loans and guarantees portfolio based on the estimated expected loss forming part of equity. For private sector, which is subject to review, similar reserve is set up through loan loss provision. Hence, both expected and unexpected losses are addressed through adequate LLR and ELR.

**Return on loans and cost of borrowings:** The margin between return on loans and borrowing costs at 30 June 2004 under statutory, pre-FAS 133 and current value basis were -0.33%, 0.55% and -0.04%, respectively. The differences among the three basis resulted from different treatments of changes in current value of instruments and translation adjustments.

The pre-FAS 133 basis best reflected the anticipated 60 basis point lending spread ADB charges to the borrowers. The negative spread of 0.33% under the statutory basis was attributed to: the loss in fair value of borrowing related derivatives (-0.82%), commitment and other loan and borrowing charges (-0.17%), and net lending spread for public sector loans (0.66%). The negative spread of 0.04% on current value basis was attributed mainly to the effect of loan prepayments.

## 2.4. Lending and borrowing limitations

In accessing ADB's future resource requirements to finance its ordinary operations, ADB established policies on lending and borrowing limitations. The lending limitation policy limits ADB's outstanding commitments (i.e., the sum of outstanding disbursed loan, undisbursed loan balance, equity investments, and guarantees) to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). As of 30 June 2004, ADB's lending headroom available was $22.4 billion ($19.9 billion - 31 December 2003) under the pre-FAS 133 basis. The increase in headroom was principally due to decrease in loans outstanding resulting from loan prepayments ($2.7 billion).

ADB's borrowing limitation policy limits ADB's gross outstanding borrowings to no more than the borrowing headroom defined as sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves), subject to the Charter limit of 100% of callable capital. As of 30 June 2004, ADB's borrowing headroom available was $16.9 billion ($16.4 billion - 31 December 2003). The increase in available headroom resulted from the $1.4 billion decrease in gross outstanding borrowings inclusive of swaps and guarantees and $0.9 billion decrease in borrowing headroom due to exchange rate movements.

### 2.5. Summary of financial performance

For the six months ended 30 June 2004, operating income before FAS 133 adjustment was $207.7 million, compared with $355.7 million of the first half of 2003 *(see OCR-2).* The decrease of $148.0 million (representing 41.6% decrease) is predominantly due to the following:

- A decrease in net loan income after interest and financial expenses of $123.4 million due to the decrease in loans and borrowing balances associated with prepayments in 2003 and 2004.

- A reduction of $19.2 million in investment income and $9.8 million in income from other sources were principally accounted by the lower amount of gains realized from disposals of investment securities and equity investments.

The decrease of $152.4 million detailed above was partially offset by $3 million decrease in provision for private sector loans and equity investments and $1.4 million write back of technical assistance.

The $155.1 million unfavorable FAS 133 adjustment for the six months ended 30 June 2004 (favorable of $103.6 million - 2003) represented a net decrease in the value of the derivatives (unfavorable fair value change of $359.4 million for borrowing swaps and favorable fair value changes of $48.9 million for investment swaps and $157.6 million for embedded derivatives) net of the $2.2 million amortization of the FAS 133 transition adjustments during the period. The $155.1 million loss in fair value of the borrowings related derivatives portfolio is primarily attributed to general increase in interest environment.

### 2.6. Allocation of net income and transfers

For details of allocations and transfers of 2003 net income, please refer to Note J of the Notes to Financial Statements (OCR-5).

## 3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); and the ADB Institute Special Fund (ADBISF). Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF regulations.

## 3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 29 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

**Contributed Resources:** Cumulative contributions committed amounted to $25.4 billion as of 30 June 2004, of which contributions available for loan commitments were $24.7 billion ($24.0 billion – 31 December 2003). Contributions committed but not available as of 30 June 2004 were $0.7 billion ($0.8 billion – 31 December 2003) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority for new loans at the end of June 2004 was $674.9 million ($45.0 million – 31 December 2003).

In July 2004, the Executive Directors approved the adoption of Donor's Report for the Eight Replenishment of ADF (ADF IX), which will be presented to the Board of Governors with the approval of related Board Resolution. Pending approval, ADF IX will provide concessional financing of about SDR 4.8 billion, including significant portion of grants for the year period from January 2005.

**Review of Activities:** During the period, 6 ADF loans totaling $136.7 million were approved, compared with 8 approvals amounting to $338.3 million in the same period last year. Disbursements for the period totaled $416.6 million, an increase of 11.3% from $374.4 million for the same period in 2003.

As of 30 June 2004, 28 public sector loans to Myanmar were in arrears and placed in nonaccrual status. The principal amount outstanding of loans placed in nonaccrual status was $489.4 million ($496.0 million – 31 December 2003) of which $118.1 million ($106.9 million – 31 December 2003) was overdue.

**Investment position:** The ADF investment portfolio amounted to $4.8 billion as of 30 June 2004, compared with $4.3 billion as of 31 December 2003. About 32% of the portfolio was invested in bank deposits and 68% in floating and fixed income securities. The financial rate of return on ADF investments during the second quarter of 2004 was 3.3%, compared with 4.2% during the same quarter in 2003.

The portfolio was denominated in 10 currencies with Euro, pound sterling, Australian dollar, and Canadian dollar investments comprising 81.7% of the portfolio.

## 3.2 Technical Assistance Special Fund

**Review of activities:** Technical assistance is accounted for on a commitment basis. As of 30 June 2004, total TASF resources amounted to $1,058.7 million. Of this, $939.4 million had been committed, leaving an uncommitted balance of $119.3 million. During the period, 65 technical assistance grants totaling $34.2 million became effective while an amount of $3.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

**Investment position:** As of 30 June 2004, TASF investment portfolio amounted to $248.3 million compared to $228.5 million as of 31 December 2003. Revenue from investments however, decreased from $2.6 million in the first half of 2003 to $2.3 million in 2004, due to lower yield in some capital markets.

## 3.3. Japan Special Fund

**Review of activities:** The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In March 2004, Japan contributed 2.7 billion yen ($24.2 million equivalent) as a regular contribution to the JSF. During the first half of the year, 23 technical assistance grants for the JSF totaling $12.7 million became effective while an amount of $4.5 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $158 million as of 30 June 2004.

**Investment position:** The JSF investment portfolio amounted to $225.2 million as of 30 June 2004, compared with $220.1 million as of 31 December 2003. Investment income decreased by $0.8 million, from $1.9 million in the first half of 2003 to $1.1 million in 2004, due to a decrease in the average investment balance and short-term interest rate in the USD market in which the majority of the JSF investment portfolio is held.

### 3.3.1 Asian Currency Crisis Support Facility

**Review of Activities:** The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF. The ACCSF was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $28.2 million as of 30 June 2004 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

## 3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. In June 2004, Japan contributed $1.4 billion yen (US$13.1 million equivalent). As of 30 June 2004, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $21.2 million.

**ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES**
**CONDENSED BALANCE SHEET**
**30 June 2004 and 31 December 2003**
Expressed in Thousands of United States Dollars (Note A)

| | | 30 June (Unaudited) | | 31 December |
|---|---|---|---|---|
| **ASSETS** | | | | |
| DUE FROM BANKS | | $ 113,682 | | $ 1,397,948 |
| INVESTMENTS (Note B) | | 12,983,209 | | 11,440,838 |
| SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C) | | 1,494,916 | | 2,317,819 |
| LOANS OUTSTANDING (Notes D and E) (Including FAS 133 adjustment of $928 - 30 June 2004, $985 - 31 December 2003, net of allowance for losses of $82,432 - 30 June 2004, $82,381 - 31 December 2003, and unamortized front end fee of $28,512 - 30 June 2004, $25,395 - 31 December 2003). | | 22,867,769 | | 25,398,067 |
| EQUITY INVESTMENTS (Note F) | | 245,097 | | 228,956 |
| ACCRUED INCOME | | 309,628 | | 340,350 |
| RECEIVABLE FROM MEMBERS | | 203,762 | | 237,142 |
| RECEIVABLE FROM SWAPS (Notes B, E and H) | | | | |
| Investments | $ 1,411,678 | | $ 1,087,833 | |
| Borrowings | 9,420,050 | 10,831,728 | 9,776,335 | 10,864,168 |
| OTHER ASSETS | | | | |
| Property, Furniture, and Equipment | | 166,292 | | 166,787 |
| Investment related receivables | | 115,088 | | 129,745 |
| Miscellaneous (Note G) | | 183,677 | | 182,818 |
| **TOTAL** | | **$ 49,514,848** | | **$ 52,704,638** |
| **LIABILITIES, CAPITAL, AND RESERVES** | | | | |
| BORROWINGS (Notes E and H) (Including FAS 133 adjustment of $2,303 - 30 June 2004, $2,829 - 31 December 2003) | | $ 23,903,487 | | $ 26,263,929 |
| ACCRUED INTEREST ON BORROWINGS | | 284,015 | | 307,282 |
| PAYABLE FOR SWAPS (Notes B, E, and H) | | | | |
| Investments | $ 1,475,524 | | $ 1,226,701 | |
| Borrowings | 9,236,833 | 10,712,357 | 8,988,579 | 10,215,280 |
| PAYABLE UNDER SECURITIES LENDING ARRANGEMENT | | 1,566,435 | | 2,520,991 |
| ACCOUNTS PAYABLE AND OTHER LIABILITIES | | | | |
| Investment related payables | | 280,987 | | 261,729 |
| Undisbursed technical assistance commitments | | 28,363 | | 40,692 |
| Miscellaneous (Notes D and G) | | 253,142 | | 242,295 |
| Total liabilities | | 37,028,786 | | 39,852,198 |
| CAPITAL AND RESERVES (OCR - 4) | | | | |
| Capital Stock (Note I) | | | | |
| Subscribed (SDR34,991,710,000 - 30 June 2004 and 31 December 2003) | | 51,305,545 | | 51,996,631 |
| Less -"callable" shares subscribed | | 47,697,031 | | 48,339,510 |
| "Paid-in" shares subscribed | | 3,608,514 | | 3,657,121 |
| Less - subscription installments not due | | 12,498 | | 15,813 |
| Subscription installments matured | | 3,596,016 | | 3,641,308 |
| Less - capital transferred to the Asian Development Fund | | 69,806 | | 70,746 |
| | | 3,526,210 | | 3,570,562 |
| Net notional amounts required to maintain value of currency holdings | | (623,576) | | (620,805) |
| Ordinary Reserve | | 8,901,392 | | 8,892,584 |
| Special Reserve | | 187,560 | | 186,066 |
| Loan Loss Reserve (Note I) | | 218,800 | | - |
| Surplus (Note I) | | 312,117 | | 116,645 |
| Cumulative revaluation adjustments account | | 193,871 | | 372,257 |
| Net income after appropriation | | | | |
| For the calendar year 2003 | | - | | 435,886 |
| For the six months ended 30 June 2004 (OCR-2) | | 51,050 | | - |
| Accumulated other comprehensive income (OCR-4) | | (281,362) | | (100,755) |
| Total Capital and Reserves | | 12,486,062 | | 12,852,440 |
| **TOTAL** | | **$ 49,514,848** | | **$ 52,704,638** |

The accompanying notes are an integral part of these financial statements (OCR-5).

**ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES**
**CONDENSED STATEMENT OF INCOME AND EXPENSES**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | 2003 (Unaudited) |
|---|---|---|
| INCOME (Note J) | | |
| From loans | $ 554,639 | $ 736,443 |
| From investments (Note B) | 147,845 | 167,014 |
| From other sources - net | 19,944 | 29,702 |
| TOTAL INCOME | 722,428 | 933,159 |
| EXPENSES (Note J) | | |
| Interest and other financial expenses | 456,019 | 514,357 |
| Administrative expenses | 59,401 | 59,346 |
| Technical assistance to member countries | (1,589) | (143) |
| Provision for losses (Note D) | 939 | 3,903 |
| TOTAL EXPENSES | 514,770 | 577,463 |
| OPERATING INCOME BEFORE FAS 133 ADJUSTMENT | 207,658 | 355,696 |
| FAS 133 ADJUSTMENT (Notes E and J) | (155,114) | 103,593 |
| NET INCOME | 52,544 | 459,289 |
| APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE | 1,494 | 1,029 |
| **NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE** | **$ 51,050** | **$ 458,260** |

The accompanying notes are an integral part of these financial statements (OCR-5).

**ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES**
**CONDENSED STATEMENT OF CASH FLOWS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | 2003 (Unaudited) |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Interest and other charges on loans received | $ 526,524 | $ 707,776 |
| Interest on investments received | 153,548 | 154,377 |
| Interest and other financial expenses paid | (398,953) | (474,884) |
| Administrative expenses paid | (56,153) | (55,243) |
| Technical assistance disbursed | (9,920) | (12,622) |
| Others - net | 13,462 | (2,109) |
| Net Cash Provided By Operating Activities | 228,508 | 317,295 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Net investments | (1,923,708) | (1,986,762) |
| Principal collected on loans | 3,217,458 | 2,861,182 |
| Loans disbursed | (691,418) | (874,762) |
| Net swaps | (2,510) | 11,151 |
| Others | (10,871) | 9,647 |
| Net Cash Provided by in Investing Activities | 588,951 | 20,456 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Net proceeds of new borrowings | 565,698 | 3,120,545 |
| Bonds purchased for redemption and borrowings redeemed | (2,506,893) | (3,446,474) |
| Issuance expenses paid | (419) | (18,815) |
| Payments from members | 34,550 | 30,659 |
| Net currency swaps | 4,130 | 84,815 |
| Resources transferred to TASF | (50,000) | - |
| Resources trasnferred to ADF | (150,000) | - |
| Net Cash Used in Financing Activities | (2,102,934) | (229,270) |
| Effect of Exchange Rate Changes on Due from Banks | 1,209 | (3,611) |
| Net (Decrease) Increase in Due from Banks | (1,284,266) | 104,870 |
| Due from Banks at Beginning of Period | 1,397,948 | 503,954 |
| Due from Banks at End of Period | $ 113,682 | $ 608,824 |

The accompanying notes are an integral part of these financial statements (OCR-5).

**ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES**
**CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | | 2003 (Unaudited) | |
|---|---|---|---|---|
| Balance at beginning of period | | $ 12,852,440 | | $ 12,352,163 |
| Comprehensive income for the period: | | | | |
| Net income for the period (OCR-2) | $ 52,544 | | $ 459,289 | |
| Other comprehensive income for the period | (180,607) | (128,063) | 48,722 | 508,011 |
| Subscriptions received | | 2,554 | | 2,554 |
| Change in SDR values | | (46,906) | | 111,342 |
| Change in Ordinary Reserve | | 8,808 | | (23,441) |
| Allocation to ADF | | (150,000) | | (200,000) |
| Allocation to TASF | | (50,000) | | (80,000) |
| Notional MOV | | (2,771) | | (23,705) |
| **Balance at end of period** | | **$ 12,486,062** | | **$ 12,646,924** |

**Accumulated Other Comprehensive Income**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | FAS 133 Adjustments and Amortization (Unaudited) | | Accumulated Translation Adjustments (Unaudited) | | Unrealized Investment Holding Gain (Loss) (Unaudited) | | Minimum Pension Liability Adjustment (Unaudited) | | Accumulated Other Comprehensive Income (Loss) (Unaudited) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Balance, 1 January | $ (11,437) | $(20,331) | $ (125,520) | $ (464,731) | $ 45,504 | $183,027 | $ (9,302) | $ - | $(100,755) | $ (302,035) |
| Amortization | 2,601 | 6,671 | - | - | - | - | - | - | 2,601 | 6,671 |
| Other comprehensive income for the period | - | - | (58,265) | 50,087 | (124,943) | (8,036) | - | - | (183,208) | 42,051 |
| **Balance, 30 June** | $ (8,836) | $(13,660) | $ (183,785) | $ (414,644) | $ (79,439) | $174,991 | $ (9,302) | $ - | $(281,362) | $ (253,313) |

The accompanying notes are an integral part of these financial statements (OCR-5).

**ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES**
**NOTES TO CONDENSED FINANCIAL STATEMENTS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
**(Unaudited)**

**NOTE A - INTERIM FINANCIAL INFORMATION**

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements." FIN 46 requires an entity to consolidate and disclose variable interest entity (VIE) for which it is the primary beneficiary and disclose VIE for which it holds significant variable interests for year ending 31 December 2004. An evaluation of its applicability to ADB will be considered at the year end.

**NOTE B - INVESTMENTS AND SWAP TRANSACTIONS**

All investment securities and negotiable certificate of deposits held as of 30 June 2004 and 31 December 2003 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from net income and reported in the "CAPITAL AND RESERVES" section as part of "Accumulated other comprehensive income." Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are

included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin. The estimated fair value of the investments including securities transferred under securities lending arrangements by contractual maturity as of 30 June 2004 and 31 December 2003 are as follows:

| | 30 June 2004 | 31 December 2003 |
|---|---|---|
| Due in one year or less | $ 6,560,780,000 | $ 6,331,766,000 |
| Due after one year through five years | 5,591,774,000 | 5,385,126,000 |
| Due after five years through ten years | 2,325,571,000 | 2,041,765,000 |
| Total | $14,478,125,000 | $13,758,657,000 |

ADB entered into asset swap transactions as an investment vehicle with total notional amount of $1,725,611,000($1,321,986,000 - 31 December 2003).

**NOTE C - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT**

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

**NOTE D - LOANS AND GUARANTEES**

As of 30 June 2004 and 31 December 2003, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

| Borrower/Guarantor | 30 June 2004 | 31 December 2003 |
|---|---|---|
| Indonesia | $ 7,971,654,000 | $ 8,041,814,000 |
| China, People's Republic of | 4,606,180,000 | 4,622,747,000 |
| Korea, Republic of | 1,880,077,000 | 1,899,664,000 |
| India | 2,294,462,000 | 3,448,546,000 |
| Philippines | 2,698,554,000 | 2,775,708,000 |
| Pakistan | 1,475,914,000 | 2,614,162,000 |
| Others (individually less than 5% of total loans) | 2,051,872,000 | 2,103,202,000 |
| Total loans | $22,978,713,000 | $25,505,843,000 |
| Allowance for possible losses | (82,432,000) | (82,381,000) |
| Unamortized front-end fee | (28,512,000) | (25,395,000) |
| Net loans outstanding | $22,867,769,000 | $25,398,067,000 |

Loans outstanding as of 30 June 2004 include loans to the private sector amounting to $392,111,000 ($381,261,000 - 31 December 2003).

The undisbursed balance of approved loans as of 30 June 2004 was $13,811,449,000 ($14,861,486,000 - 31 December 2003). This included an undisbursed balance of approved private sector loans amounting to $483,407,000 ($347,654,000 - 31 December 2003). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $224,692,000 ($141,882,000 - 31 December 2003).

*Waiver of Lending Spread and Front-End Fee*

The Board of Governors approved the waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 - 30 June 2005 for OCR borrowers that do not have loans in arrears with ADB and waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005.

*Overdue Amounts*

One public sector loan to Nauru remained in nonaccrual status as of 30 June 2004 (one to Nauru - 31 December 2003). The principal outstanding of this loan as of 30 June 2004 was $2,300,000 ($2,300,000 - 31 December 2003), of which $400,000 ($340,000 - 31 December 2003) was overdue. No additional provision for losses was made for the six-month period ended 30 June 2004.

Eleven private sector loans were in nonaccrual status as of 30 June 2004 (twelve - 31 December 2003). The principal amount outstanding of private sector loans in nonaccrual status as of 30 June 2004 was $50,851,000 ($77,115,000 - 31 December 2003), of which $38,341,000 ($70,045,000 - 31 December 2003) was overdue.

*Allowance for Losses*

The changes in the allowance for loan losses during the first half of 2004 and 2003 are as follows:

| | 30 June 2004 | | | 30 June 2003 |
|---|---|---|---|---|
| | Public Sector | Private Sector | Total | Private Sector |
| Balance - 1 January | $240,000 | $82,141,000 | $82,381,000 | $72,477,000 |
| Provision during the period | | 647,000 | 647,000 | 2,716,000 |
| Reversal of provision of restructured loans | - | (522,000) | (522,000) | - |
| Translation adjustments | - | (74,000) | (74,000) | (37,000) |
| Balance - 30 June | $240,000 | $82,192,000 | $82,432,000 | $75,156,000 |

As of 30 June 2003, no allowance for public sector loans was provided.

*Loan Guarantees*

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 30 June 2004 and 31 December 2003 covered:

| | **30 June 2004** | | **31 December 2003** | |
|---|---|---|---|---|
| | Committed Amount | Outstanding Amount | Committed Amount | Outstanding Amount |
| Partial Credit Guarantees | | | | |
| With counterguarantee | $1,102,644,000 | $1,101,072,000 | $1,115,342,000 | $1,115,342,000 |
| Political Risk Guarantees | | | | |
| With counterguarantees | 252,761,000 | 100,900,000 | 252,673,000 | 101,940,000 |
| Without counterguarantee | 101,836,000 | 47,855,000 | 31,619,000 | 28,291,000 |
| | 354,597,000 | 148,755,000 | 284,292,000 | 130,231,000 |
| | $1,457,241,000 | $1,249,827,000 | $1,399,634,000 | $1,245,573,000 |

None of these amounts were subject to call as of 30 June 2004 (nil - December 2003). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at 30 June 2004 was $670,620,000 ($649,665,000 - 31 December 2003).

In accordance with FIN 45, a liability of $11,512,000 ($3,932,000 - 31 December 2003) relating to stand-by ready obligations for political risk guarantees issued commencing 1 January 2003 have been included in "Miscellaneous liabilities" on the balance sheet.

**NOTE E - DERIVATIVE INSTRUMENTS**

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value incorporating observable market data, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

**NOTE F - EQUITY INVESTMENTS**

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2003). As of 30 June 2004, AFIC's net assets was $47,238,000 ($46,891,000 - 31 December 2003) and the net profit for six month ended 30 June 2004 was $429,000 ($3,268,000 - 2003). ADB's maximum exposure to loss as a result of its investment in AFIC was $39,383,000 as of 30 June 2004 ($39,284,000 - 31 December 2003). ADB is currently evaluating the impact of FIN 46 with respect to AFIC on the OCR statements.

**NOTE G - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS**

Miscellaneous assets and miscellaneous liabilities as of 30 June 2004 and 31 December 2003 include inter-Fund receivables and payables which were as follows:

| | 30 June 2004 | 31 December 2003 |
|---|---|---|
| Amounts Receivable from: | | |
| Asian Development Fund | $31,874,000 | $28,687,000 |
| Technical Assistance Special Fund | - | 15,000 |
| Japan Special Fund | 57,000 | 141,000 |
| Asian Development Bank Institute Special Fund | 334,000 | 317,000 |
| Agency Trust Funds(net) | 458,000 | 452,000 |
| Total | $32,723,000 | $29,612,000 |
| Amounts Payable to: | | |
| Staff Retirement Plan | $ 1,232,000 | $ 7,425,000 |
| Technical Assistance Special Fund | 27,000 | - |
| | $ 1,259,000 | $ 7,425,000 |

**NOTE H - BORROWINGS AND SWAPS**

ADB issues structured debt and simultaneously enters into currency or interest rate swaps to decrease its cost of borrowings as part of its funding strategy. The amount of borrowings reported on the balance sheet includes their carrying book value adjusted for any unamortized premium or discounts, and the fair value of embedded derivatives of $306,259,000 as of 30 June 2004 ($149,474,000 - 31 December 2003) that are required to be separated by FAS 133 *(See Note J)*.

The weighted average cost of borrowings outstanding as of 30 June 2004 after adjustment for currency and interest rate swap activities, was 4.51% (4.65% - 31 December 2003).

**NOTE I - CAPITAL AND RESERVES AND ALLOCATION OF NET INCOME**

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's public sector loans and guarantees portfolio. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

With respect to the net income for the year-ended 2003 of $435,886,000, the Board of Governors approved allocation to Loan Loss Reserve $218,800,000, Surplus $195,472,000, ADF $150,000,000 and TASF $50,000,000 and reduction of Cumulative Revaluation Adjustments account by 2003 FAS 133 adjustment of $178,386,000.

The authorized capital stock of ADB as of 30 June 2004 consisted of 3,499,171 shares amounting to SDR34,991,710,000 all of which have been subscribed. Of the subscribed shares 3,253,061 shares are "callable" and 246,110 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 30 June 2004, the value of the SDR in terms of the United States dollar was $1.46622 ($1.48597 - 31 December 2003) giving a value for each share of ADB's capital equivalent to $14,662.20 ($14,859.70 - 31 December 2003).

**NOTE J - INCOME AND EXPENSES**

The average yield on the loan portfolio was 4.18% (4.76% - 2003) for the six-month period ended 30 June 2004.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2004, based on the portfolio held at the beginning and end of each month, was 2.58% (3.30% - 2003) excluding unrealized gains and losses on investments and 1.61% (3.21% - 2003) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six-month period ended 30 June 2004 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities of each fund. Of the total administrative expenses for the six-month period ended 30 June 2004 of $138,275,000 ($126,835,000 - 2003), $71,773,000 ($62,205,000 - 2003) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $7,101,000 ($5,284,000 - 30 June 2003) related to new loans for the period ended 30 June 2004.

Commencing 2003, net income allocation direct to TASF to finance TA operations were resumed and the charging of TA commitment to OCR current income were terminated. Cancellations of undisbursed amounts of completed technical assistance (TA) projects approved in prior periods accounted for the amount of write back to "Technical assistance to member countries' of $1,589,000 for the period ($143,000-2003).

For the six-month period ended 30 June 2004, provision for losses totaled $939,000($292,000 for equity investments and $647,000 for private sector loans). During the same period in 2003, provision for losses totaled $3,903,000 ($2,716,000 on provisions for private sector loans and $1,187,000 on account of equity investments).

Unfavorable FAS 133 adjustment of $155,144,000 (favorable adjustment of $103,593,000 - 2003) was made up of:

| | **30 June 2004** | **30 June 2003** |
|---|---|---|
| Unrealized (losses) gains on | | |
| Borrowings related swaps | $(359,366,000) | $107,095,000 |
| Investments related swaps | 48,853,000 | (1,218,000) |
| Embedded derivatives in structured borrowings | 157,575,000 | - |
| Amortization of the FAS 133 transition adjustment | (2,176,000) | (2,284,000) |
| Total | $(155,114,000) | $103,593,000 |

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND**
**CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES**
**30 June 2004 and 31 December 2003**
Expressed in Thousands of United States Dollars (Note A)

| ASSETS | 30 June (Unaudited) | | 31 December | |
|---|---|---|---|---|
| DUE FROM BANKS | | $ 29,234 | | $ 35,530 |
| INVESTMENTS (Note B) | | 4,799,852 | | 4,292,460 |
| SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C) | | 165,123 | | 459,469 |
| LOANS OUTSTANDING (Note D) | | 19,944,636 | | 20,046,522 |
| ACCRUED REVENUE | | 100,857 | | 96,705 |
| DUE FROM CONTRIBUTORS | | 2,135,515 | | 2,334,627 |
| OTHER ASSETS | | | | |
| Investment related receivables | $ 219 | | $ 227 | |
| Miscellaneous | 2,855 | 3,074 | 2,501 | 2,728 |
| **TOTAL** | | **$ 27,178,291** | | **$ 27,268,041** |

| LIABILITIES AND FUND BALANCES | 30 June (Unaudited) | 31 December |
|---|---|---|
| ACCOUNTS PAYABLE AND OTHER LIABILITIES | | |
| Payable under securities lending arrangement (Note C) | $ 169,056 | $ 468,473 |
| Advance payments on contributions | 56,761 | 11,680 |
| Payable to related funds (Note E) | 31,874 | 28,687 |
| Miscellaneous | 582 | 620 |
| Total Liabilities | 258,273 | 509,460 |
| FUND BALANCES | | |
| Amounts available for loan commitments | | |
| Contributed Resources | 23,997,510 | 24,016,828 |
| Set-aside Resources | 69,806 | 70,746 |
| Transfers from Ordinary Capital Resources and Technical Assistance Special Fund | 583,344 | 433,458 |
| | 24,650,660 | 24,521,032 |
| Accumulated surplus | 2,036,114 | 1,931,557 |
| Accumulated other comprehensive income (ADF-4) | 233,244 | 305,992 |
| Total Fund Balance | 26,920,018 | 26,758,581 |
| **TOTAL** | **$ 27,178,291** | **$ 27,268,041** |

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND**
**CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | 2003 (Unaudited) |
|---|---|---|
| REVENUE | | |
| From loans | $ 96,623 | $ 85,059 |
| From investments (Note B) | 79,650 | 71,751 |
| From other sources - net | 81 | 82 |
| TOTAL REVENUE | 176,354 | 156,892 |
| EXPENSES | | |
| Financial expenses | 23 | 10 |
| Administrative expenses (Note E) | 71,774 | 62,206 |
| TOTAL EXPENSES | 71,797 | 62,216 |
| **EXCESS OF REVENUE OVER EXPENSES** | $ 104,557 | $ 94,676 |

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND**
**CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | 2003 (Unaudited) |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Service charges on loans received | $ 85,437 | $ 72,661 |
| Interest on investments received | 81,170 | 69,467 |
| Cash received from other sources | 135 | 82 |
| Administrative expenses paid | (63,537) | (51,112) |
| Financial expenses paid | (23) | (10) |
| Net Cash Provided by Operating Activities | 103,182 | 91,088 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Net investments | (691,437) | (356,804) |
| Principal collected on loans | 182,005 | 145,667 |
| Loans disbursed | (407,171) | (364,458) |
| Net Cash Used in Investing Activities | (916,603) | (575,595) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Contributions received and encashed | 653,397 | 479,513 |
| Cash received from Ordinary Capital Resources | 150,000 | - |
| Net Cash Provided by Financing Activities | 803,397 | 479,513 |
| Effect of Exchange Rate Changes on Due from Banks | 3,728 | 1,894 |
| Net Decrease in Due from Banks | (6,296) | (3,100) |
| Due from Banks at Beginning of Period | 35,530 | 10,205 |
| Due from Banks at End of Period | $ 29,234 | $ 7,105 |

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND**
**CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | | 2003 (Unaudited) | |
|---|---|---|---|---|
| Balance at beginning of period | | $ 26,758,581 | | $ 22,852,571 |
| Comprehensive income for the period: | | | | |
| Net income for the period (ADF-2) | $ 104,557 | | $ 94,676 | |
| Other comprehensive income for the period | (72,748) | 31,809 | 105,406 | 200,082 |
| Change in amount available for loan commitments from Contributed Resources | | (19,318) | | 872,395 |
| Transfer from Ordinary Capital Resources | | 150,000 | | 200,000 |
| Change in SDR value of Set-Aside Resources | | (940) | | 2,203 |
| Change in value of transfers from TASF | | (114) | | 232 |
| **Balance at end of period** | | **$ 26,920,018** | | **$ 24,127,483** |

**Accumulated Other Comprehensive Income**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | Accumulated Translation Adjustments (Unaudited) | | Unrealized Investment Holding Gains (Losses) (Unaudited) | | Accumulated Other Comprehensive Income (Unaudited) | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Balance, 1 January | $ 300,135 | $ (10,429) | $ 5,857 | $ 20,120 | $ 305,992 | $ 9,691 |
| Other comprehensive income for the period | (65,916) | 99,998 | (6,832) | 5,408 | (72,748) | 105,406 |
| **Balance, 30 June** | $ 234,219 | $ 89,569 | $ (975) | $ 25,528 | $ 233,244 | $ 115,097 |

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND**
**NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
**(Unaudited)**

**NOTE A - INTERIM FINANCIAL INFORMATION**

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for Asian Development Fund (ADF). Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States.

**NOTE B - INVESTMENTS**

All investment securities and negotiable certificate of deposits held as of 30 June 2004 and 31 December 2003 are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from revenue and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in revenue from investments.

The estimated fair value of the investments including securities transferred under securities lending arrangement by contractual maturity as of 30 June 2004 and 31 December 2003 are as follows:

| | 30 June | 31 December |
|---|---|---|
| Due in one year or less | $3,770,291,000 | $3,371,281,000 |
| Due after one year through five years | 1,194,684,000 | 1,380,648,000 |
| Total | $4,964,975,000 | $4,751,929,000 |

The annualized rate of return on the average investments held during the six-month period ended 30 June 2004, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.44% (4.00% - 2003). If unrealized gains and losses were included, the annualized rate of return would have been 3.29% (4.15% - 2003).

**NOTE C - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT**

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

**NOTE D - LOANS**

As of 30 June 2004 and 31 December 2003, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

| Borrower/Guarantor | 30 June | 31 December |
|---|---|---|
| Bangladesh | $ 4,947,205,000 | $ 5,035,611,000 |
| Pakistan | 4,654,581,000 | 4,715,161,000 |
| Sri Lanka | 2,069,656,000 | 2,064,582,000 |
| Vietnam | 1,530,762,000 | 1,503,117,000 |
| Nepal | 1,270,564,000 | 1,298,561,000 |
| Others (individually less than 5% of total loans) | 5,471,868,000 | 5,429,490,000 |
| Total loans | $ 19,944,636,000 | $20,046,522,000 |

The principal amount outstanding of public sector loans placed in non-accrual status as of 30 June 2004 was $489,441,000 ($495,974,000 - 31 December 2003) of which $118,112,000 ($106,895,000 - 31 December 2003) was overdue.

No private sector loan was in nonaccrual status as of 30 June 2004 and 31 December 2003.

The undisbursed balance of approved loans as of 30 June 2004 was $6,835,243,000 ($7,291,663,000 - 31 December 2003).

**NOTE E - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE**

Administrative expenses for the six-month period ended 30 June 2004, included directly identifiable expenses of $1,000 ($1,000 - 2003) and administration charge amounting to $71,773,000 ($62,205,000 - 2003). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of each fund. The amount of administrative expenses allocated for the quarter, pending settlement to Ordinary Capital Resources, is reflected as "Payable to related funds".

**ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND**
**CONDENSED STATEMENT OF FINANCIAL POSITION**
**30 June 2004 and 31 December 2003**
Expressed in Thousands of United States Dollars (Note A)

| ASSETS | 30 June (Unaudited) | 31 December |
|---|---|---|
| DUE FROM BANKS | $ 2,605 | $ 2,116 |
| INVESTMENTS (Note B) | 248,277 | 228,493 |
| ACCRUED REVENUE | 991 | 1,146 |
| OTHER ASSETS (Note C) | 8,026 | 7,925 |
| **TOTAL** | **$ 259,899** | **$ 239,680** |
| **LIABILITIES AND UNCOMMITTED BALANCES** | | |
| ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note C) | $ 1,138 | $ 15 |
| UNDISBURSED COMMITMENTS (Note D) | 139,470 | 135,553 |
| UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets | 119,291 | 104,112 |
| **TOTAL** | **$ 259,899** | **$ 239,680** |

The accompanying notes are an integral part of these financial statements (TASF-4).

**ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND**
**CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | | 2003 (Unaudited) | |
|---|---|---|---|---|
| **CHANGES IN UNRESTRICTED NET ASSETS** | | | | |
| CONTRIBUTIONS | | $ 50,050 | | 80,000 |
| REVENUE | | | | |
| From investments (Note B) | | 2,286 | | 2,618 |
| From other sources | | | | |
| Income from conversion of grants into loans | $ 792 | | $ 255 | |
| Others | 8 | 800 | 35 | 290 |
| Total | | 53,136 | | 82,908 |
| EXPENSES | | | | |
| Technical assistance (Note D) | | 31,234 | | 43,272 |
| Financial expenses | | 8 | | 2 |
| Total | | 31,242 | | 43,274 |
| CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES | | 21,894 | | 39,634 |
| EXCHANGE (LOSSES) GAINS | | (6,715) | | 22,061 |
| INCREASE IN NET ASSETS | | 15,179 | | 61,695 |
| NET ASSETS AT BEGINNING OF PERIOD | | 104,112 | | 68,338 |
| **NET ASSETS AT END OF PERIOD** | | **$ 119,291** | | **$ 130,033** |

The accompanying notes are an integral part of these financial statements (TASF-4).

**ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND**
**CONDENSED STATEMENT OF CASH FLOWS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | 2003 (Unaudited) |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Contributions received | $ 50,050 | $ 47 |
| Interest on investments received | 3,276 | 3,169 |
| Cash received from other activities | 1,904 | 388 |
| Technical assistance disbursed | (27,399) | (17,944) |
| Financial expenses paid | (8) | (2) |
| Net Cash Provided by (Used in) Operating Activities | 27,823 | (14,342) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Net sales | (27,328) | 16,307 |
| Effect of Exchange Rate Changes on Due from Banks | (6) | 254 |
| Net Increase in Due from Banks | 489 | 2,219 |
| Due from Banks at Beginning of Period | 2,116 | 1,792 |
| Due from Banks at End of Period | $ 2,605 | $ 4,011 |

The accompanying notes are an integral part of these financial statements (TASF-4).

**ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND**
**NOTES TO CONDENSED FINANCIAL STATEMENTS**
**For the Six-month Periods Ended 30 June 2004 and 2003**
**(Unaudited)**

## NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar, the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

## NOTE B - INVESTMENTS

All investment securities held as of 30 June 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 2.04% (3.71% - 2003).

## NOTE C - OTHER ASSETS AND LIABILITIES

As of 30 June 2004, included in other assets and liabilities are amounts receivable from Ordinary Capital Resources of $27,000 (payable of $15,000 - 31 December 2003) and Agency Trust Funds of $10,000 ($20,000 - 31 December 2003) and an amount payable to Australian TA Grant of $1,099,000 (nil - 31 December 2003).

**NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS**

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2004, a net amount of $3,073,000 ($6,131,000 - 2003) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects, which have not been disbursed.

**ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND**
**CONDENSED STATEMENT OF FINANCIAL POSITION**
**30 June 2004 and 31 December 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 30 June (Unaudited) | | | 31 December | | |
|---|---|---|---|---|---|---|
| **ASSETS** | ACCSF | JSF Regular and Supplementary | Total | ACCSF | JSF Regular and Supplementary | Total |
| DUE FROM BANKS | $ 369 | $ 783 | $ 1,152 | $ 640 | $ 1,977 | $ 2,617 |
| INVESTMENTS (Note B) | 35,186 | 225,153 | 260,339 | 37,552 | 220,103 | 257,655 |
| EQUITY INVESTMENTS (Note C) | - | 110 | 110 | - | 111 | 111 |
| ACCRUED REVENUE | 336 | 4,106 | 4,442 | 172 | 3,218 | 3,390 |
| OTHER ASSETS (Note D) | 108 | 3,551 | 3,659 | 275 | 3,538 | 3,813 |
| **TOTAL** | **$ 35,999** | **$ 233,703** | **$ 269,702** | **$ 38,639** | **$ 228,947** | **$ 267,586** |
| **LIABILITIES AND UNCOMMITTED BALANCES** | | | | | | |
| ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D) | $ 668 | $ 70 | $ 738 | $ 1,411 | $ 218 | $ 1,629 |
| UNDISBURSED COMMITMENTS | | | | | | |
| Technical assistance (Note E) | 7,181 | 75,625 | 82,806 | 9,759 | 88,521 | 98,280 |
| NET ASSETS (JSF-2) (Note F), represented by: | | | | | | |
| Uncommitted Balances | | | | | | |
| Unrestricted | - | 158,008 | 158,008 | - | 140,208 | 140,208 |
| Temporarily restricted | 25,596 | - | 25,596 | 25,067 | - | 25,067 |
| | 25,596 | 158,008 | 183,604 | 25,067 | 140,208 | 165,275 |
| Net Accumulated Investment Income | | | | | | |
| Temporarily restricted | 2,554 | - | 2,554 | 2,402 | - | 2,402 |
| | 28,150 | 158,008 | 186,158 | 27,469 | 140,208 | 167,677 |
| **TOTAL** | **$ 35,999** | **$ 233,703** | **$ 269,702** | **$ 38,639** | **$ 228,947** | **$ 267,586** |

The accompanying notes are an integral part of these financial statements (JSF-4).

**ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND**
**CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | | | 2003 (Unaudited) | | |
|---|---|---|---|---|---|---|
| | ACCSF | JSF Regular and Supplementary | Total | ACCSF | JSF Regular and Supplementary | Total |
| **CHANGES IN UNRESTRICTED NET ASSETS** | | | | | | |
| CONTRIBUTIONS | $ - | $ 24,238 | $ 24,238 | $ - | $ 16,633 | $ 16,633 |
| REVENUE FROM INVESTMENTS | - | 1,144 | 1,144 | - | 1,899 | 1,899 |
| REVENUE FROM OTHER SOURCES | - | 14 | 14 | - | 36 | 36 |
| NET ASSETS (REVERTED BACK) RELEASED FROM RESTRICTIONS | (522) | - | (522) | 1,266 | - | 1,266 |
| Total | (522) | 25,396 | 24,874 | 1,266 | 18,568 | 19,834 |
| EXPENSES | | | | | | |
| Technical assistance (Note E) | (528) | 8,223 | 7,695 | 1,250 | 20,886 | 22,136 |
| Administrative expenses | 6 | 530 | 536 | 16 | 501 | 517 |
| Financial expenses | - | - | - | - | 4 | 4 |
| Total | (522) | 8,753 | 8,231 | 1,266 | 21,391 | 22,657 |
| CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES | - | 16,643 | 16,643 | - | (2,823) | (2,823) |
| EXCHANGE GAINS ( LOSSES) | - | 1,157 | 1,157 | - | (311) | (311) |
| INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS | - | 17,800 | 17,800 | - | (3,134) | (3,134) |
| **CHANGES IN TEMPORARILY RESTRICTED NET ASSETS** | | | | | | |
| REVENUE FROM INVESTMENTS AND OTHER SOURCES | 159 | - | 159 | 392 | - | 392 |
| NET ASSETS REVERTED BACK (RELEASED FROM) RESTRICTIONS | 522 | - | 522 | (1,266) | - | (1,266) |
| INCREASE (DECREASE) IN TEMPORARILY RESTRICTED NET ASSETS | 681 | - | 681 | (874) | - | (874) |
| INCREASE (DECREASE) IN NET ASSETS | 681 | 17,800 | 18,481 | (874) | (3,134) | (4,008) |
| NET ASSETS AT BEGINNING OF PERIOD | 27,469 | 140,208 | 167,677 | 28,029 | 160,138 | 188,167 |
| **NET ASSETS AT END OF PERIOD** | **$ 28,150** | **$ 158,008** | **$ 186,158** | **$ 27,155** | **$ 157,004** | **$ 184,159** |

The accompanying notes are an integral part of these financial statements (JSF-4).
*with rounding adjustment

**ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND**
**CONDENSED STATEMENT OF CASH FLOWS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | | | 2003 (Unaudited) | | |
|---|---|---|---|---|---|---|
| | ACCSF | JSF Regular and Supplementary | Total | ACCSF | JSF Regular and Supplementary | Total |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | | | |
| Contributions received | $ - | $ 24,238 | $ 24,238 | $ - | $ 16,633 | $ 16,633 |
| Interest on investments received | 373 | 4,247 | 4,620 | 1,285 | 6,381 | 7,666 |
| Technical assistance disbursed | (2,624) | (21,211) | (23,835) | (6,196) | (20,301) | (26,497) |
| Interest assistance paid | - | - | - | (12,536) | - | (12,536) |
| Administrative expenses paid | (7) | (681) | (688) | (70) | (587) | (657) |
| Financial expenses paid | - | - | - | - | (4) | (4) |
| Others - net | 1 | 14 | 15 | 2 | (269) | (267) |
| Net Cash (Used in) Provided by Operating Activities | (2,257) | 6,607 | 4,350 | (17,515) | 1,853 | (15,662) |
| CASH FLOWS FROM INVESTING ACTIVITES | | | | | | |
| Net sales (investments) | 1,986 | (8,703) | (6,717) | 17,102 | (939) | 16,163 |
| Effect of Exchange Rate Changes on Due from Banks | - | 902 | 902 | - | - | - |
| Net (Decrease) Increase in Due from Banks | (271) | (1,194) | (1,465) | (413) | 914 | 501 |
| Due from Banks at Beginning of Period | 640 | 1,977 | 2,617 | 656 | 711 | 1,367 |
| Due from Banks at End of Period | $ 369 | $ 783 | $ 1,152 | $ 243 | $ 1,625 | $ 1,868 |

The accompanying notes are an integral part of these financial statements (JSF-4).

**ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND**
**NOTES TO CONDENSED FINANCIAL STATEMENTS**
**For the Six-month Periods Ended 30 June 2004 and 2003**
**(Unaudited)**

**NOTE A - INTERIM FINANCIAL INFORMATION**

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The United States dollar is considered as the functional currency of Japan Special Fund (JSF) as it has become the currency of the primary economic operating environment of the Fund. The reporting currency is the United States dollar. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

**NOTE B - INVESTMENTS**

All investment securities held as of 30 June 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the six-month period ended 30 June 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 1.01% and 1.14%, respectively (1.70% and 1.55% - 2003).

**NOTE C - EQUITY INVESTMENTS**

ADB used JSF resources to make equity investments in India in 1990. Commencing May 2001, due to the unavailability of a reliable market value for the investment, ADB reported the investment at its written down value of $110,000 as of 30 June 2004 ($111,000 - 31 December 2003).

**NOTE D - OTHER ASSETS AND LIABILITIES**

Included in other assets and liabilities are interfund balances as follows:

| | 30 June | 31 December |
|---|---|---|
| Amounts Receivable by JSF from: | | |
| ACCSF | $668,000 | $1,410,000 |
| Norway TA Grant | 123,000 | - |
| Total | $791,000 | $1,410,000 |
| Amounts Payable by: | | |
| JSF to: Ordinary Capital Resources | $ 57,000 | $ 141,000 |
| Norway TA Grant | - | 8,000 |
| | $ 57,000 | 149,000 |
| ACCSF to: Japan Special Fund | 668,000 | 1,410,000 |
| Total | $725,000 | $1,559,000 |

**NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS**

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the six-month period ended 30 June 2004, an amount of $5,035,000 ($4,334,000 - 2003) was thus written back as a reduction in technical assistance. Of this amount $528,000 ($250,000 - 2003) corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

**NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS**

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 30 June 2004, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $25,596,000 ($25,067,000 - 31 December 2003).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND**
**CONDENSED STATEMENT OF FINANCIAL POSITION**
**30 June 2004 and 31 December 2003**
Expressed in Thousands of United States Dollars (Note A)

| ASSETS | 30 June (Unaudited) | 31 December |
|---|---|---|
| DUE FROM BANKS | $ 1,415 | $ 11,943 |
| INVESTMENTS (Note B) | 19,748 | 1,402 |
| PROPERTY, FURNITURE, AND EQUIPMENT | 793 | 932 |
| OTHER ASSETS | 2,137 | 2,030 |
| **TOTAL** | **$ 24,093** | **$ 16,307** |
| **LIABILITIES AND UNCOMMITTED BALANCES** | | |
| ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES | $ 334 | $ 317 |
| ACCOUNTS PAYABLE AND OTHER LIABILITIES | 1,795 | 1,775 |
| UNCOMMITTED BALANCES (ADBISF-2) | 21,964 | 14,215 |
| **TOTAL** | **$ 24,093** | **$ 16,307** |

The accompanying notes are an integral part of these financial statements (ADBISF-4).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND**
**CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | | 2003 (Unaudited) | |
|---|---|---|---|---|
| **CHANGES IN UNRESTRICTED NET ASSETS** | | | | |
| CONTRIBUTIONS | | $ 13,142 | | $ 11,805 |
| REVENUE | | | | |
| From other sources - net | | 1 | | 13 |
| Total | | 13,143 | | 11,818 |
| EXPENSES | | | | |
| Administrative expenses | $ 4,507 | | $ 4,001 | |
| Program expenses | 922 | 5,429 | 474 | 4,475 |
| CONTRIBUTION AND REVENUE IN EXCESS OF EXPENSES | | 7,714 | | 7,343 |
| EXCHANGE LOSSES - NET | | (4) | | (7) |
| TRANSLATION ADJUSTMENTS | | 39 | | (275) |
| INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS | | 7,749 | | 7,061 |
| NET ASSETS AT BEGINNING OF PERIOD | | 14,215 | | 10,397 |
| **NET ASSETS AT END OF PERIOD** | | **$ 21,964** | | **$ 17,458** |

The accompanying notes are an integral part of these financial statements (ADBISF-4).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND**
**CONDENSED STATEMENT OF CASH FLOWS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
Expressed in Thousands of United States Dollars (Note A)

| | 2004 (Unaudited) | 2003 (Unaudited) |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Contributions received | $ 13,142 | $ 11,805 |
| Expenses paid | (5,234) | (4,488) |
| Others - net | (163) | 5 |
| Net Cash Used in Operating Activities | 7,745 | 7,322 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Net (investments) sales | (18,567) | 1,691 |
| Net Cash (Used in) Provided by Investing Activities | (18,567) | 1,691 |
| Effect of Exchange Rate Changes on Due from Banks | 294 | (233) |
| Net (Decrease) Increase in Due from Banks | (10,528) | 8,780 |
| Due from Banks at Beginning of Period | 11,943 | 6,300 |
| Due from Banks at End of Period | $ 1,415 | $ 15,080 |

The accompanying notes are an integral part of these financial statements (ADBISF-4).

**ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND**
**NOTES TO CONDENSED FINANCIAL STATEMENTS**
**For the Six-Month Periods Ended 30 June 2004 and 2003**
**(Unaudited)**

**NOTE A - INTERIM FINANCIAL INFORMATION**

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2003 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2004 and 2003 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

**NOTE B - INVESTMENTS**

All investment securities held as of 30 June 2004 and 31 December 2003 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2004, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.002% (0.004% - 2003).